Exhibit 99.1

4,850,000 Shares

NOUVEAU MONDE GRAPHITE INC.

Common Shares

UNDERWRITING AGREEMENT

April 12, 2023

April 12, 2023

BMO Nesbitt Burns Inc.

Cormark Securities Inc.

c/o BMO Nesbitt Burns Inc.

First Canadian Place, 100 King Street W.

Toronto, Ontario M5X 2A1

c/o Cormark Securities Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 1800

Toronto, Ontario M5J 2J2

Ladies and Gentlemen:

Nouveau Monde Graphite Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), for whom BMO Nesbitt Burns Inc. and Cormark Securities Inc. are acting as representatives (the “Representatives” or “you”), an aggregate of 4,850,000 Common Shares (as hereinafter defined) (the “Firm Shares”). To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. The Company also proposes to issue and sell to the several Underwriters not more than an additional 727,500 Common Shares (the “Additional Shares”) if and to the extent that you, as Representatives of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such Additional Shares granted to the Underwriters in Section 2 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares”.

The Company meets the requirements under the Securities Act (Québec) and the securities legislation applicable in each of the provinces of Canada (collectively, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), including the rules and policies of the TSX Venture Exchange (“TSXV”) and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions, including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”), for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus (collectively, the “Canadian Securities Laws”). The Company has filed a preliminary short form base shelf prospectus, dated March 26, 2021, an amended preliminary short form base shelf prospectus, dated May 13, 2021, a final short form base shelf prospectus, dated May 19, 2021, as amended by amendment n⁰ 1 to the final short form base shelf prospectus, dated May 19, 2021, dated January 19, 2022, in respect of up to $500,000,000 aggregate principal amount of common shares, debt securities, subscription receipts, warrants and units of the Company (collectively, the “Shelf Securities”) with the Autorité des marchés financiers (Québec) (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt under Multilateral Instrument 11-102 – Passport System (collectively, the “Receipt”) in respect of each of such preliminary short form base shelf prospectus, amended preliminary short form base shelf prospectus, final short form base shelf prospectus and amendment to the final short form base shelf prospectus (the final short form base shelf prospectus filed with the Canadian Securities Commissions dated May 19, 2021 as amended by the amendment n⁰ 1 to the final short form base shelf prospectus, dated May 19, 2021, dated January 19, 2022 and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”). The Canadian preliminary prospectus supplement relating to the offering of the Shares, which excludes certain pricing information and other final terms of the Shares and which has been filed with the Canadian Securities Commissions on April 11, 2023, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the Shares, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the United States Securities Act of 1933, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No. 333-256340) in respect of the Shelf Securities with the Commission on May 20, 2021, as amended on January 21, 2022, and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission on May 20, 2021 in conjunction with the filing of such registration statement (such registration statement, including the post-effective amendment thereto and the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Shares filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on April 11, 2023 (which consists of the Canadian Preliminary Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the offering of the Shares to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions and the Commission pursuant to Canadian Securities Laws or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the documents identified in Schedule II hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents, if any, incorporated by reference therein, from time to time.

1.               Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:

(a)               Effectiveness of the Registration Statement. The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission; the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(b)               No Material Misstatements or Omissions. (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Registration Statement and the U.S. Final Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (v) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c)               Free Writing Prospectuses. The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows or broadly available road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(d)               Filed Documents. Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with applicable Canadian Securities Laws; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder.

(e)               Good Standing of the Company. The Company (i) is a valid and subsisting corporation duly incorporated and existing under the Canada Business Corporations Act, is current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus and the Prospectuses and (iii) has all requisite corporate power and authority to create, issue and sell the Shares, to grant the Over-Allotment Option (as defined below), to execute, deliver and file, as applicable, the Time of Sale Prospectus and the Prospectuses, to execute and deliver this Agreement, and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof.

(f)               Good Standing of Subsidiaries. The Company’s only subsidiaries are listed in the table below, which table is true, complete and accurate in all respects. Nouveau Monde District Inc. is a valid and subsisting corporation duly incorporated and existing under the Canada Business Corporations Act and Nouveau Monde Europe Limited is a valid and subsisting company duly incorporated under the Companies Act 2006 (England and Wales). Each subsidiary is (i) current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus and the Prospectuses and (iii) is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding shares in the capital of the subsidiaries held by the Company have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Company, and, except for Debt Instruments, is free and clear of any Liens, and none of the outstanding securities of the subsidiaries were issued in violation of the pre-emptive or similar rights of any person. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the subsidiaries or require the subsidiaries to issue any securities to any person other than the Company.

Name	Jurisdiction of Incorporation	Ownership
Nouveau Monde District Inc.	Canada	100%
Nouveau Monde Europe Limited	England and Wales	100%

(g)               No Other Interests. Other than the Uatnan Option, the Company has no equity or joint venture interest nor any investment or proposed investment in any person which accounted for, or which is expected to account for, more than 5% of the assets or revenues of the Company or would otherwise be material to the business or affairs of the Company.

(h)               No Proceedings for Dissolution. No steps or proceedings have been taken or instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution or liquidation of the Company or its subsidiaries and neither the Company nor any of its subsidiaries is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada).

(i)               Carrying on Business. Each of the Company and its subsidiaries has conducted and is conducting its business in compliance in all material respects with the Applicable Laws of each jurisdiction in which it carries on business or that is material to the operations thereof. Each of the Company and its subsidiaries possesses all Authorizations necessary to carry on the business currently carried on by it and is in compliance in all material respects with the terms and conditions of all such Authorizations. The Company and its subsidiaries have not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws or Authorizations, and which individually or in the aggregate could result in a Material Adverse Effect. All such Authorizations are valid, subsisting and in good standing and the Company and its subsidiaries have not received any notice of and the Company does not otherwise have knowledge of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to, any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect. There is no agreement or order, ruling, judgment or decision of any Governmental Authority which has or could reasonably be expected to have the effect of prohibiting or materially impairing the conduct of business of the Company and its subsidiaries as currently conducted or as currently proposed to be conducted.

(j)               Filings and Fees. All filings and fees required to be made and paid by the Company and its subsidiaries pursuant to Canadian Securities Laws and general corporate law, as applicable, have been made and paid.

(k)               Authorized Share Capital. The authorized capital of the Company consists of an unlimited number of Common Shares, of which, as at the close of business on April 11, 2023, 55,873,898 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company.

(l)               Convertible Securities. Other than as set out in Schedule III, no person has any agreement, option, right or privilege (whether at law, pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for, issue of, or conversion into any of the unissued shares or other securities or convertible obligations of any nature of the Company or any of its subsidiaries, or any contracts, commitments, understandings or arrangements by which the Company or any subsidiary is or may become bound to issue additional securities.

(m)               Voting Control. There is no agreement or document, including any Material Agreement or Debt Instrument, to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of the properties or assets thereof are bound in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company.

(n)               Dividends. The Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There is not, in the articles or by-laws of the Company or in any Material Agreement or Debt Instrument, any restriction upon or impediment to the declaration of dividends by the directors of the Company or the payment of dividends by the Company to its shareholders.

(o)               No Pre-Emptive Rights or Anti-Dilution Rights. Other than the Pallinghurst Rights and Obligations, the Mitsui Rights and Obligations and the IQ Rights and Obligations, the issuance of the Common Shares pursuant to the offering of the Shares is not subject to any pre-emptive right, participation right or other contractual right of a third party to purchase securities or to approve the Company’s issuance of securities, granted by the Company or to which the Company is subject. Other than the Pallinghurst Rights and Obligations, the Mitsui Rights and Obligations and the IQ Rights and Obligations as mentioned above, neither the Company nor its subsidiaries have granted any other anti-dilution rights to any person.

(p)               No Registration Rights. There are no outstanding rights which permit any person to cause the Company to file a prospectus, registration statement or other offering document under Securities Laws.

(q)               Shareholders’ Rights Plan. There are no agreements or arrangements relating to shareholders’ rights plan.

(r)               Common Shares are Listed. The Common Shares are listed and posted for trading on the TSXV under the symbol “NOU”. The Common Shares are also listed and posted for trading on the New York Stock Exchange (the “NYSE”) under the symbol “NMG”. The Company is in material compliance with the rules and policies of the TSXV and the NYSE. The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSXV or the NYSE. The Company has applied to list the Shares on the TSXV and the NYSE, and upon issuance on the Closing Date, the Shares will be listed and posted for trading on the TSXV, subject only to the satisfaction of customary listing conditions and authorized for listing on the NYSE.

(s)               Eligible Issuer and Reporting Issuer Status. The Company is an Eligible Issuer, is eligible to use the Canadian Shelf Procedures and has an active Canadian Base Prospectus. The Company is a “reporting issuer” (as that term is defined under Canadian Securities Laws) or the equivalent in each of the Canadian Qualifying Jurisdictions, not in default of any requirement under Canadian Securities Laws, and not on the lists of defaulting reporting issuers maintained by the Canadian Securities Commissions.

(t)               No Cease Trade. No Securities Regulator or any similar regulatory authority in any jurisdiction has issued any order, ruling or determination which is currently outstanding preventing, ceasing or suspending trading in any securities of the Company or its subsidiaries or prohibiting the issuance or sale of securities by the Company, including the Shares, or its subsidiaries and no proceedings for either of such purposes have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened.

(u)               Continuous Disclosure. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Company which has not been publicly disclosed and the information and statements in the Public Disclosure Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements materially misleading, and the Company has not filed any confidential material change reports which remain confidential. There are no circumstances presently existing under which liability has been or would reasonably be expected to be incurred under Division II – Secondary Market of Chapter II of Title VIII of the Securities Act (Québec) and analogous provisions under Canadian Securities Laws in the other Canadian Qualifying Jurisdictions.

(v)               Forward-Looking Information. With respect to forward-looking information contained in the Public Disclosure Record, including for certainty the Documents Incorporated by Reference, and the Time of Sale Prospectus and the Prospectuses:

(i)                the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)               all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop forward-looking information; and

(iii)               is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(w)               Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Date by the Company so as to: (i) authorize the execution, delivery and performance of this Agreement; (ii) authorize the execution, delivery and filing, as applicable, of the Time of Sale Prospectus and the Prospectuses; (iii) validly issue and sell the Shares as fully paid and non-assessable Common Shares; (iv) grant the Over-Allotment Option; and (v) validly issue and sell the Additional Shares upon exercise of the Over-Allotment Option.

(x)               Valid and Binding Agreements. Upon execution and delivery thereof, this Agreement will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity, contribution and waiver of contribution may be limited by Applicable Laws.

(y)               No Breach or Violation. The Company and its subsidiaries are not currently in conflict with or in breach, violation or default of, and the execution and delivery of this Agreement and the performance of the Company’s obligations hereunder will not conflict with, result in any breach or violation of any of the provisions of, constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would conflict with, result in any breach or violation of, or constitute a default under (i) the articles or by-laws or any other constating document of the Company or its subsidiaries, (ii) any resolutions passed by the directors (or any committee thereof) or shareholders of the Company or its subsidiaries, (iii) any Applicable Laws, including applicable Securities Laws, (iv) any Material Agreement or Debt Instrument (each of which are in good standing), or (v) any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, arbitrator, stock exchange or securities regulatory authority applicable to the Company or its subsidiaries or any of the properties or assets thereof, and in the case of (ii), (iii), (iv) and (v), in any material respect.

(z)               No Consents, Approvals, etc. The execution and delivery of this Agreement, the compliance by the Company with the provisions hereof and the consummation of the transactions contemplated herein, including the offering, sale and delivery of the Shares and the grant of the Over-Allotment Option, do not and will not require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, stock exchange or other person, except (A) such as have been obtained, or (B) such as may be required under Securities Laws, including any state “blue sky laws,” in connection with the purchase and distribution of the Shares by the Underwriters as contemplated herein and in the Time of Sale Prospectus and the Prospectuses which shall have been obtained on or before the Closing Date.

(aa)             Shares. The Shares to be issued and sold have been, or prior to the Closing Date will be, duly and validly authorized and allotted for issuance and upon payment of the Purchase Price, the Shares will be validly issued as fully paid and non-assessable Common Shares.

(bb)            Form of Certificate. The form of the certificate representing the Common Shares has been duly approved by the Company and complies with applicable corporate laws and Canadian Securities Laws, including the rules and policies of the TSXV and the NYSE.

(cc)             Transfer Agents. TSX Trust Company, at its principal transfer office in the City of Toronto, has been duly appointed as registrar and transfer agent in respect of the Common Shares in Canada and American Stock Transfer & Trust Co LLC, at its office in Brooklyn, New York, has been duly appointed as co-transfer agent and registrar for the Common Shares in the United States.

(dd)            Minute Books. The minute books of the Company and its subsidiaries for the last three years are complete and accurate in all material respects, and contain copies of all by-laws and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which by-laws and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Company or its subsidiaries has been held or passed that has not been reflected in such minute books.

(ee)             Financial Statements. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Internal Accounting Standards Board on a basis consistent with prior periods (except as disclosed in such financial statements), present fairly and correctly the financial position of the Company (on a consolidated basis) as at the dates thereof and the results of the operations and cash flows of the Company (on a consolidated basis) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis) and there has been no change in the accounting policies or practices of the Company since December 31, 2022, except as required by IFRS and as disclosed in the Financial Statements.

(ff)               Internal Financial Controls. The Company maintains a system for disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Regulation 52-109) which controls are effective and sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Company; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Company (on a consolidated basis) in conformity with IFRS and to maintain asset accountability; (iii) access to assets of the Company and its subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Company; and (iv) the recorded accountability for assets of the Company and its subsidiaries is compared with the existing assets of the Company and its subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein. There is no material weakness (as such term is defined in Regulation 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. As of the date hereof, neither the Company nor, to the knowledge of the Company, any representative of the Company has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any reasonable complaint, allegation, assertion, claim or expression of concern that the Company has engaged in questionable accounting or auditing practices.

(gg)            No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Company or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Financial Statements.

(hh)            Independent Auditors. The Company’s Auditors who audited the Financial Statements and who provided their audit report thereon are independent chartered professional accountants in accordance with the auditors’ rules of professional conduct of the Ordre des comptables professionnels agréés du Québec and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and are, to the knowledge of the Company, a participating audit firm that satisfied the requirements to provide such audit report under Canadian Securities Laws. There has never been a “reportable event” (within the meaning of Regulation 51-102 respecting Continuous Disclosure Obligations) with the present or former auditors of the Company.

(ii)               No Material Changes. Since December 31, 2022, other than as disclosed in the Time of Sale Prospectus and the Prospectuses:

(i)               each of the Company and its subsidiaries has carried on its business in the ordinary course and there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, affairs, condition (financial or otherwise), results of operations, prospects, capital or control of the Company and its subsidiaries on a consolidated basis; and

(ii)               neither the Company nor its subsidiaries has entered into, or is in discussions to enter into, or has completed any transaction or proposed transaction which, as the case may be, could result in a Material Adverse Effect.

(jj)               COVID-19. Except as mandated by an applicable regulatory or governmental authority, which mandates have not materially affected the Company, as at the date hereof, and except as disclosed in the Time of Sale Prospectus and the Prospectuses, there has been no material effect on the operations of the Company or its subsidiaries as a result of the novel coronavirus disease (COVID-19) outbreak (the “COVID-19 Outbreak”). The Company has been monitoring the COVID-19 Outbreak and the potential impact at all of its operations and management believes it has implemented appropriate measures to support the wellness of its employees where the Company and its subsidiaries operate while continuing to operate.

(kk)               Purchases and Sales. Except as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any subsidiary of the Company has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned by the Company or any subsidiary of the Company, whether by asset sale, transfer of shares or otherwise, which could result in a Material Adverse Effect, (ii) any transaction which would result in the change of control (by sale or transfer of the shares or sale of all or substantially all of the property and assets including, without limitation, the Material Property) of the Company or any subsidiary of the Company, or (iii) a proposed or planned disposition of Common Shares or common shares of any subsidiary of the Company by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding common shares of any subsidiary of the Company.

(ll)               No Significant Acquisitions. The Company has not completed any “significant acquisition” that required, nor is it proposing any “significant acquisitions” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the Time of Sale Prospectus and the Prospectuses pursuant to applicable Canadian Securities Laws.

(mm)           Taxes. The Company and its subsidiaries have filed all federal, provincial, state and local income tax returns, reports, elections and remittances required to be filed under applicable tax laws and has paid all taxes and other payments due thereunder (except as any extension may have been requested or granted and in any case in which the failure to make such filings or pay such taxes would not result in a Material Adverse Effect), and no material tax deficiency has been determined adversely to the Company or its subsidiaries. There are no material actions, suits, proceedings, investigations or claims now pending, instituted or, to the knowledge of the Company, threatened, against the Company or its subsidiaries which could result in a material liability in respect of taxes, charges, penalties, interest, fines, assessments, re-assessments or levies of any Governmental Authority.

(nn)            Compliance with Laws. There are no Applicable Laws presently in force or, to the Company’s knowledge, proposed to be brought into force (including any threatened or pending change in existing legislation), that the Company anticipates it or its subsidiaries will be unable to comply with, to the extent that compliance is necessary, and which non-compliance could result in a Material Adverse Effect.

(oo)             Anti-Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with the anti-money laundering and anti-terrorist laws of all jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court, arbitrator or Governmental Authority involving the Company or its subsidiaries with respect to the Anti-Money Laundering Laws is pending, instituted or, to the knowledge of the Company, threatened.

(pp)            Anti-Bribery Laws. None of the Company or any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or any other person acting on behalf of the Company or any of its subsidiaries has (i) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), or the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); (ii) taken any unlawful action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as such term is defined in the CFPOA) or any “foreign official” (as such term is defined in the FCPA); (iii) violated or is in violation of any provision of the Bribery Act 2010 of the United Kingdom; (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (v) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; and the Company and its subsidiaries have instituted and maintain and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption laws and with the representation and warranty contained herein.

(qq)            Material Contracts and Debt Instruments. Each of the Material Contracts and Debt Instruments is legal, valid, binding and in full force and effect and, to the knowledge of the Company, is enforceable by the Company and its subsidiaries in accordance with their respective terms and are the product of arm’s length negotiations between the parties thereto. The Company and its subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and Debt Instruments and are not alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder. To the knowledge of the Company, no party (other than the Company or its subsidiaries) to any Material Agreement or Debt Instrument is in breach or violation of any term or provision thereof which would, or could, result in any Material Adverse Effect.

(rr)               No Actions or Proceedings. There are no material actions, suits, proceedings, inquiries or investigations existing, pending, instituted or, to the knowledge of the Company, threatened, against or which affect the Company or its subsidiaries, or their respective directors or officers, or to which any of the properties or assets thereof are subject, at law or equity, or before or by any Governmental Authority which, either separately or in the aggregate, could result in a Material Adverse Effect.

(ss)             No Bankruptcy or Winding Up. Neither the Company nor any of its subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it and no steps or proceedings with respect to any of the foregoing have been taken, instituted or, to the knowledge of the Company, threatened.

(tt)               Material Property.

(i)               The Material Property is accurately and fully disclosed in the Time of Sale Prospectus and the Prospectuses and no other property or assets are necessary for the conduct of the business of the Company and its subsidiaries as currently conducted. Other than the Material Property, as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licenses, exploitation licenses, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property;

(ii)               the Company and/or its subsidiaries are the absolute legal and beneficial owners of either mining leases, mining claims, mining concessions or participating interests or other conventional property, proprietary or contractual interests or rights (collectively, the “Mineral Rights”) in respect of the Material Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and its subsidiaries to access, explore for, mine, develop and process the mineral deposits relating thereto and to conduct all operations and production and processing activities thereon, free and clear of any Liens, other than those described in the Time of Sale Prospectus and the Prospectuses. All mining claims and mining leases owned by the Company are solely registered pursuant to the provisions of the Mining Act (Québec) and in the register of real rights of State resource development of the land register. All other material Mineral Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. Except as disclosed in the Time of Sale Prospectus and the Prospectuses, no material commission, royalty, license fee or similar payment to any person with respect to the Material Property is payable. There are no options or other participation interests or rights of preference relating to the Mineral Rights and all Mineral Rights have active status, except for eight claims which are suspended awaiting partial conversion to a mining lease, and neither the Company nor any of its subsidiaries has received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Mineral Rights or any of them from any Governmental Authority, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Mineral Rights before any Governmental Authority;

(iii)               the Company and its subsidiaries have or will obtain in the ordinary course, all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property (collectively, the “Mining Rights”), granting the Company or its subsidiaries with the right and ability to access, explore for, mine, construct, develop and process the mineral deposits and to conduct all operations and construction, production, commissioning and processing activities thereon, as are appropriate in view of the rights and interests therein of the Company or its subsidiaries, free and clear of any Liens other than those described in the Time of Sale Prospectus and the Prospectuses and with only such exceptions as do not materially interfere with the use made or contemplated to be made by the Company or its subsidiaries of the rights or interests so held. All of the Mining Rights and each of the documents, agreements, instruments and obligations relating thereto referred to above are valid, subsisting and in good standing in the name of the Company or its subsidiaries, as applicable;

(iv)               the Company and its subsidiaries are not in default, and to the knowledge of the Company no other party is in default, of any of the material provisions of any such agreements, documents or instruments relating to the Mineral Rights or the Mining Rights, nor has any such default been alleged, and all such Mineral Rights and Mining Rights are in good standing under all Applicable Laws of the jurisdictions in which they are situated, and all taxes required to be paid thereon have been paid. The Material Property (or any interest in, or right to earn an interest in, any property) is not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Time of Sale Prospectus and the Prospectuses; and

(v)               all assessments or other work required to be performed and rent or renewal fees in relation to the Mineral Rights and the Mining Rights in order to maintain the Company’s or any of its subsidiary’s interest therein, if any, have been performed and paid to date and the Company and its subsidiaries have complied in all respects with all Applicable Laws and contractual, legal and other obligations to third parties in order to maintain such interest.

(uu)            Possession of Authorizations. The Company and its subsidiaries have, collectively, obtained all Authorizations necessary as at the date hereof to conduct their operations and activities as currently carried on and the Company expects any additional Authorizations that are required to conduct their operations and activities as proposed to be commenced and carried on by the Company and its subsidiaries to be obtained in the ordinary course and consistent with the anticipated timing as set forth in the Time of Sale Prospectus and the Prospectuses and the Public Disclosure Record, including in respect of access to and the construction, commissioning, operation, production and processing activities at the Material Property. Each Authorization is valid, subsisting and in good standing, neither the Company nor any of its subsidiaries is in material default or breach of any Authorization and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit any Authorization which, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect.

(vv)            Description of Mineral Properties. The Material Property, the Mineral Rights and the Mining Rights, as disclosed in the Time of Sale Prospectus and the Prospectuses and in the Public Disclosure Record, constitute an accurate description of the Material Property, the Mineral Rights and the Mining Rights held by the Company and its subsidiaries and no other property or assets are necessary for the conduct of the business of the Company as currently conducted. Other than the Material Property, Mineral Rights and the Mining Rights, as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licenses, exploitation licenses, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property.

(ww)           Conduct of Operations. To the Company’s knowledge, all exploration and development operations on the properties of the Company, including all operations and activities relating to the exploration, development, construction and commissioning of the Material Property, have been conducted in all material respects in accordance with good exploration, development and engineering practices.

(xx)              First Nations and Local Communities.

(i)                Other than as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company does not know of any claim or the basis for any claim by any First Nation, local community or any other person, including a claim with respect to any First Nation’s asserted or established rights or local community rights, that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction and commissioning activities on the Material Property or the Bécancour Battery Material Plant.

(ii)               other than as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company is not aware of any treaty land entitlement claim or aboriginal rights or title claim having been asserted or any legal action by or relating to any local community or First Nation having been instituted against the Material Property or the Bécancour Battery Material Plant, and no dispute between the Company or any of its subsidiaries and any local community or First Nation exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company’s or any such subsidiary’s properties or activities; and

(iii)               other than the Pre-Development Agreement and the Collaboration Agreement and ongoing discussions regarding a potential impacts and benefits agreement with the Council of the Atikamekw Nation and of the Manawan Atikamekw Council, the Company or its subsidiaries have not entered into any written or oral arrangements with any First Nation or local community to provide benefits, pecuniary or otherwise, with respect to the Material Property or the Bécancour Battery Material Plant at any stage of development, nor has the Company or its subsidiaries engaged in discussions, negotiations or similar communications with any First Nation or local community regarding the foregoing.

(yy)            Environmental Matters.

(i)               The Company and its subsidiaries are in material compliance with all applicable Environmental Laws and neither the Company nor any such subsidiary has used, except in material compliance with all Environmental Laws, any property or facility which it owns or leases, or previously owned or leased, to conduct any Environmental Activity, except where such noncompliance or use would not result in a Material Adverse Effect;

(ii)               neither the Company nor its subsidiaries, nor to the knowledge of the Company, any predecessor companies, have received any notice of any claim, judicial or administrative proceeding, order or direction, pending, instituted, threatened, concluded or issued against, the Company or its subsidiaries or any of their properties, assets or operations relating to, or alleging any violation of, any Environmental Laws; the Company is not aware of any facts which could give rise to any such claim, judicial or administrative proceeding, order or direction and neither the Company nor its subsidiaries, nor any of their properties, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment or Environmental Activity, except for compliance investigations conducted in the normal course by any Governmental Authority or where such claim, proceeding, order, direction, investigation, evaluation, audit or review would not result in a Material Adverse Effect;

(iii)               to the knowledge of the Company, there are no liabilities (whether contingent or otherwise) in connection with any Environmental Activity relating to or affecting the Company, its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case which would have a Material Adverse Effect;

(iv)               there are no environmental audits, evaluations, assessments, studies or tests, relating to the Company, its subsidiaries or their properties, assets or operations, except for ongoing assessments conducted by or on behalf of the Company or its subsidiaries in the ordinary course; and

(v)               all material studies and reports pertaining to any environmental assessments/audits of the Company or the Material Property obtained for, in the possession, control or carried out on behalf of, the Company have been delivered or made available to the Underwriters.

(zz)              Technical Report and Regulation 43-101.

(i)               The Technical Report was in compliance in all material respects with the requirements of Regulation 43-101 at the time of filing thereof, and the Company believes that the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Material Property as at the date stated therein based upon information available at the time the Technical Report was prepared;

(ii)               the Company made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof;

(iii)               the Company is in compliance with the provisions of Regulation 43-101 and has filed all technical reports required thereby and, there has been no change that would require the filing of a new technical report under Regulation 43-101;

(iv)               all scientific and technical information derived from the Technical Report, the Resource Estimate Update or otherwise requiring review by a “qualified person” under Regulation 43-101 set forth in the Time of Sale Prospectus and the Prospectuses has been reviewed by a “qualified person” as required under Regulation 43-101 and has been prepared in accordance with Canadian industry standards set forth in Regulation 43-101;

(v)               the Company has no reason to believe that the assumptions underlying the mineral resource and mineral reserve estimates associated with the Material Property contained in the Time of Sale Prospectus and the Prospectuses are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Material Property, as summarized in the Time of Sale Prospectus and the Prospectuses, are not commercially achievable by the Company;

(vi)               the Company believes that the Technical Report reasonably presents the projected capital and operating costs and projected production and operating results of the Bécancour Battery Material Plant as at the date stated therein based upon information available at the time the Technical Report was prepared;

(vii)               the Company made available to the authors of the Technical Report, prior to the issuance of such analysis, for the purpose of preparing such analysis, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof; and

(viii)             the Company has no reason to believe that the assumptions underlying the projected capital and operating costs and projected production and operating results associated with the Bécancour Battery Material Plant contained in the Time of Sale Prospectus and the Prospectuses are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Bécancour Battery Material Plant, as summarized in the Time of Sale Prospectus and the Prospectuses, are not commercially achievable by the Company.

(aaa)           Intellectual Property.

(i)               Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries own or possess sufficient enforceable rights to use all intellectual and industrial property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, know how, inventions, know how and trade secrets, used or proposed to be used in the conduct of the business thereof, free and clear of any Liens of any kind or nature. The Company and its subsidiaries have taken reasonable measures to protect the intellectual and industrial property, including, without limitation, by securing the registration of intellectual and industrial property (as appropriate or as required by contractual obligations if applicable);

(ii)               to the knowledge of the Company, the Company and its subsidiaries are not infringing, misappropriating, violating and will not infringe, misappropriate or otherwise violate upon the rights of any other person with respect to the conduct of the business as currently conducted and proposed to be conducted by the Company and its subsidiaries and, to the knowledge of the Company, there are no claims or threat of claims by any other person challenging the right of the Company and its subsidiaries to use any intellectual and industrial property, and no other person has infringed, misappropriated or violated any such intellectual and industrial property owned by the Company or its subsidiaries;

(iii)               each of the Company and its subsidiaries has performed all of the obligations required to be performed by it and is entitled to all benefits under the contracts to which the Company or its subsidiary is a party and (i) pursuant to which the Company or its subsidiary is granted a license or any other rights to any third party intellectual and industrial property and (ii) pursuant to which any person is granted a license or any other rights to any intellectual and industrial property owned by the Company or its subsidiaries (subsections (i) and (ii) collectively “IP Licenses”), and each of the counterparties to the IP Licenses has performed all of the material obligations required to be performed by it under the IP Licenses. There exists no default or event of default, actual or alleged, under any such IP License that would be material;

(iv)               to the extent any intellectual or industrial property has been created in whole or in part by current or past employees, consultants or independent contractors of the Company or its subsidiaries, any such rights therein of such persons have been irrevocably assigned in writing to the Company or its subsidiaries, and all authors of the works have waived all moral rights that they may have in writing. No such person has any claim or asserted any claim in respect of any intellectual or industrial property or component thereof of the Company or its subsidiaries; and

(v)               the Company and its subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of the intellectual and industrial property rights owned or possessed by the Company and its subsidiaries.

(bbb)          Premises. With respect to each premises of the Company and its subsidiaries which is material to the Company (on a consolidated basis) and which the Company and/or its subsidiaries occupy as tenant (the “Premises”), the Company and/or such subsidiaries occupy the Premises and have the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Company and/or such subsidiaries occupy the Premises is in good standing and in full force and effect.

(ccc)           Employment Matters. The Company and its subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Company and its subsidiaries have not and are not engaged in any unfair labor practice and there is no labor strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Company, threatened, against the Company or its subsidiaries. There is no collective bargaining agreement currently in place or being negotiated by the Company or its subsidiaries and the Company and its subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Company or its subsidiaries carry on business or have employees.

(ddd)          Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Company or its subsidiaries for the benefit of any current or former officer, director, employee or consultant of the Company or its subsidiaries has been maintained and funded in material compliance with the terms thereof and with the requirements prescribed by Applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereof) to the extent required by applicable Securities Laws. All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any current or former officer, director, employee or consultant of the Company or its subsidiaries have been accurately reflected in the books and records of the Company and its subsidiaries.

(eee)           No Loans. Neither the Company nor any subsidiary of the Company has (i) made any material loans to each other, except in respect of the intercompany loans made in the ordinary course of business, or (ii) guaranteed the material obligations of each other. Neither the Company nor any subsidiary has made any material loans to or guaranteed the material obligations of any other person.

(fff)             Non-Arm’s Length Transactions. The Company and its subsidiaries do not owe any amount to, have not borrowed any amount from and are not otherwise indebted to, and the Company and its subsidiaries do not have any present loans or other indebtedness made to, any officer, director, employee or security holder of the Company or its subsidiaries, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them, except as described or disclosed in the Time of Sale Prospectus and the Prospectuses and for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company and its subsidiaries. The Company and its subsidiaries are not a party to any material contract or agreement or understanding with any officer, director, employee or security holder of the Company or any of its subsidiaries or any other person not dealing at arm’s length with the Company or any of its subsidiaries.

(ggg)          Related Parties. Except as described or disclosed in the Time of Sale Prospectus and the Prospectuses, none of the directors, officers or employees of the Company or its subsidiaries, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and its subsidiaries, on a consolidated basis.

(hhh)          Insurance. The Company and the subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, (ii) on a basis consistent with reasonably prudent persons in comparable businesses, and (iii) in compliance with the requirements contained in any Material Agreement or Debt Instrument; and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the subsidiaries, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no default thereunder. The Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company and its subsidiaries have no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and neither the Company nor its subsidiaries has failed to promptly give any notice of any material claim thereunder.

(iii)              Fees, Commissions and Proceeds. Other than as provided by this Agreement or as disclosed in the Time of Sale Prospectus and the Prospectuses, no brokerage, agency or other financial advisory or similar fee is payable by the Company in connection with the offering of the Shares, and other than the Company, there is no person that is or will be entitled to demand any of the net proceeds of the offering of the Shares.

(jjj)              Not an Investment Company. The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in U.S. Final Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(kkk)           No Stamp Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the issuance, sale and delivery to the Underwriters of the Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Shares by an underwriter to U.S. residents.

(lll)              Sanctions. (i) Neither the Company nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is a person that is, or is controlled or 50% or more owned by a person that is:

(A)               the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor

(B)               located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria).

(ii)               the Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person:

(A)               to fund or facilitate any activities or business of or with any person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)               in any other manner that will result in a violation of Sanctions by any person (including any person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)               the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(mmm)        IT Systems and Company Data. The Company’s and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted and, to the best of the Company’s and its subsidiaries’ knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Company Data”)) used in connection with their businesses, and, to the best of the Company’s and its subsidiaries’ knowledge there have been (i) no breaches, violations, outages or unauthorized uses of or accesses to the same, except for those that have been remedied without material cost or liability or the duty to notify any other person, and (ii) no incidents under internal review or investigations relating to the same, except where such breach, violation, outage, unauthorized use or access, or incidents under internal review or investigation relating to the same, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company and its subsidiaries, and all internal policies and contractual obligations relating to the privacy and security of IT Systems and Company Data and to the protection of such IT Systems and Company Data from unauthorized use, access, misappropriation or modification.

(nnn)          Marketing Materials. Any marketing material that the Company is required to file with or deliver to the Canadian Securities Commissions has been, or will be, filed with or delivered to the Canadian Securities Commissions in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the Public Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule IV hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(ooo)          PFIC Status. Based on the current profile of the Company’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Company believes that it likely was a passive foreign investment company (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for its most recently completed taxable year. While the Company has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. For any year in which the Company is a PFIC, if any, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC or that it will make available to purchasers of the Shares that are subject to United States federal income taxation the information such purchasers require to make a “qualified electing fund” election pursuant to Section 1295 of the Code with respect to the Company, and as a result, such an election may not be available to such purchasers.

2.               Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase the number of Firm Shares set forth opposite such Underwriter’s name in Schedule I hereto at a price of US$4.55 per common share (the “Purchase Price”).

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to 727,500 Additional Shares at the Purchase Price (the “Over-Allotment Option”). You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice to the Company not later than 30 days after the Closing Date. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such Additional Shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the Closing Date nor later than eight business days after the date of such notice (except to the extent the Company agrees to a shorter or longer period). Additional Shares may be purchased as provided in Section 4 solely for the purpose of covering sales of securities in excess of the number of the Firm Shares. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional Shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I opposite the name of such Underwriter bears to the total number of Firm Shares.

3.               Terms of Public Offering. The Company is hereby advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after this Agreement has become effective as in your judgment is advisable. The Company is further advised by you that the Shares are to be offered to the public initially at US$4.55 per common share (the “Public Offering Price”). The Company is also advised that after the Underwriters have made a reasonable effort to sell all of the Shares at the Public Offering Price, the Public Offering Price may be decreased from time to time to an amount not less than the Public Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Shares is less than the gross price paid by the Underwriters to the Company. Such decrease in the Public Offering Price will not affect the net proceeds of the offering of the Shares to be paid by the Underwriters to the Company. The Company is further advised by you that, prior to the commencement of any Road Show undertaken in connection with the marketing of the offering of the Shares, you reasonably expected that the Shares would be sold primarily in the United States. The Company and the Representatives hereby approve the term sheets, substantially in the form of Schedule II-A and Schedule II-B, for use as marketing materials, and both acknowledge that such marketing materials have not been provided to any prospective purchaser of Securities before the date hereof.

4.               Payment and Delivery. Payment for the Firm Shares shall be made in Federal or other funds immediately available in New York City against delivery of such Firm Shares for the respective accounts of the several Underwriters at 8:00 a.m., New York City time, on April 17, 2023, or at such other time on the same or such other date, not later than April 24, 2023, as shall be designated in writing by you. The time and date of such payments are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Shares for the respective accounts of the several Underwriters at 8:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than May 24, 2023, as shall be designated in writing by you.

The Firm Shares and Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

5.               Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters to purchase and pay for the Firm Shares on the Closing Date are subject to the following conditions, which conditions may be waived in writing in whole or in part by the Representatives on behalf of the Underwriters:

(a)               Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i)               there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded to any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act; and

(ii)               there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)               The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an officer of the Company, but without personal liability, to the effect set forth in Section 5(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened.

(c)               The Underwriters shall have received on the Closing Date an opinion of Stein Monast LLP, outside Canadian counsel for the Company (and such counsel may arrange for separate deliveries of opinions of local counsel, where such counsel deems such delivery proper, as to the laws of any Canadian Qualifying Jurisdiction other than the province of Québec and the laws of Canada applicable therein or alternatively, make arrangements to have such opinions directly addressed to the Underwriters and counsel to the Underwriters) and may rely upon, as to matters of fact, certificates of public officials and officers of the Company, as applicable, and letters from stock exchange representatives and transfer agents dated the Closing Date, with respect to the following matters, subject to customary limitations, assumptions and qualifications:

(i)                 the Company has been incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and capacity to own its property and to conduct its business as described in each of the Time of Sale Prospectus and the Prospectuses;

(ii)                each Canadian subsidiary of the Company has been incorporated, is validly existing in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and capacity to own its property and to conduct its business as described in each of the Time of Sale Prospectus and the Prospectuses;

(iii)               the Company is duly registered as an extra-provincial corporation in the Province of Québec under the Act respecting the legal publicity of enterprises (Quebec);

(iv)               the authorized share capital of the Company conforms as to legal matters to the description thereof contained in each of the Time of Sale Prospectus and the Prospectuses;

(v)               all of the issued shares of each Canadian subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable and the Company is the registered owner of all such shares;

(vi)               the Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights under the Canada Business Corporations Act or, to such counsel’s knowledge, any agreements of the Company that are material to the Company;

(vii)              this Agreement has been duly authorized and, in so far as execution and delivery are applicable and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein, executed and delivered by the Company;

(viii)             the execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not result in a material breach of or a material default of any provision of the laws of the Province of Québec or federal laws of Canada applicable therein that are applicable to the Company, or the articles of incorporation or by laws of the Company or, to such counsel’s knowledge, such agreements of the Company that are material to the Company as to be mutually agreed, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency having jurisdiction under the laws of the Province of Québec or federal laws of Canada applicable therein is required for the performance by the Company of its obligations under this Agreement except as have been obtained or will be obtained prior to the Closing Date;

(ix)               subject to the qualifications and limitations set out therein, the summary of matters included in the Canadian Base Prospectus under the caption “Statutory Rights of Withdrawal and Rescission” and in the Registration Statement under the caption “Part II – Information Not Required To Be Delivered To Offerees or Purchasers – Indemnification of Directors and Officers” is in each case an accurate summary in all material respects of such matters;

(x)                the description of the Shares in the Canadian Base Prospectus and the U.S. Base Prospectus is, in each case, in all material respects, an accurate description of the rights, privileges, restrictions and conditions attaching to such securities;

(xi)               subject to the qualifications, assumptions and limitations referred to therein, the statements set out in the Time of Sale Prospectus and in the Prospectuses under the caption “Certain Canadian Federal Income Tax Considerations” accurately describe a general summary, in all material respects, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires Shares pursuant to the offering of the Shares;

(xii)               subject to the qualifications, assumptions and limitations referred to therein, the statements set out in the Canadian Final Prospectus under the caption “Eligibility for Investment” is in each case accurate as of the date hereof;

(xiii)              except as set out in a schedule to such counsel’s opinion, such counsel does not represent the Company or any of its subsidiaries in respect of any legal or governmental proceedings pending or threatened to which the Company or any of its subsidiaries is a party that are not described in the Registration Statement, the Time of Sale Prospectus or the Prospectuses;

(xiv)             subject to the qualifications, assumptions and limitations referred to therein, in the opinion of such counsel, the Canadian Final Prospectus (except for the financial statements and financial schedules and other financial and statistical data included therein, as to which such counsel does not express any opinion) when it was filed with the Canadian Securities Commissions, appears on its face to have been appropriately responsive in all material respects to the requirements of applicable Canadian Securities Laws (it being understood that counsel expresses no opinions as to the accuracy of the disclosure made in response to such requirements or whether such disclosure constitutes all material information required to be disclosed in response thereto);

(xv)               all necessary corporate action has been taken by the Company to authorize the filing of the Canadian Preliminary Prospectus and the Canadian Final Prospectus with the Reviewing Authority and the other Canadian Securities Commissions;

(xvi)              all necessary corporate action has been taken by the Company to authorize the filing of the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Final Prospectus with the Commission;

(xvii)             all necessary documents have been filed, all requisite proceedings have been taken and all other necessary approvals, permits, consents and authorizations have been obtained by the Company under Canadian Securities Laws to qualify the distribution of the Shares to the public in the Canadian Qualifying Jurisdictions through persons who are registered under the Canadian Securities Laws of the Canadian Qualifying Jurisdictions who have complied with the relevant provisions of such Canadian Securities Laws;

(xviii)            the TSXV has granted conditional approval for the listing of the Shares, subject only to the satisfaction by the Company of customary conditions imposed by the TSXV, and the NYSE has authorized the issuance of the Shares;

(xix)              the choice of the laws of the State of New York as the law governing this Agreement would, to the extent specifically pleaded, be recognized and applied in an action brought before a court of competent jurisdiction in the Province of Québec (a “Québec Court”), provided such choice is bona fide (i.e. not made with a view to avoiding the consequences of the law of any other jurisdiction), subject to proof of such laws as a question of fact, except that:

(A)               the laws of the State of New York would not be applied if such laws or the result of their application would be manifestly inconsistent with public order as understood in international relations or if it governs conflict of laws, revenue, expropriatory or penal matters;

(B)               a Québec Court may give effect to a mandatory provision of the laws of another jurisdiction with which the situation is closely connected where it determines that legitimate and manifestly preponderant interests so require;

(C)               a Québec Court would apply the internal law of the State of New York, but not its rules governing conflict of laws;

(D)               a Québec Court would apply those laws of the Province of Québec which such Québec Court characterized as procedural in nature and would not apply those laws of the State of New York which such Québec Court characterized as procedural in nature; and

(E)               a Québec Court may apply the rules of evidence of the Province of Québec which are more favorable than those of the laws of the State of New York to the establishment of evidence;

(xx)               the submission by the Company to the non-exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan, The City of New York, New York (a “New York Court”) would be recognized by a Québec Court as a valid submission to the jurisdiction of the New York Court; and

(xxi)               a Québec Court will recognize and, where applicable, declare enforceable a final and enforceable judgment in personam validly and properly rendered against the Company for a sum certain in money due under this Agreement by a New York Court respecting the enforcement of this Agreement that is not impeachable as void or voidable under the internal laws of the State of New York, except if:

(A)               the court rendering such judgment had no jurisdiction as determined under the relevant provisions of the Civil Code of Québec;

(B)               the judgment, at the place where it was rendered, is subject to ordinary remedy or is not final or enforceable;

(C)               such judgment was rendered in contravention of the fundamental principles of procedure or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(D)               a dispute between the same parties, based on the same facts and having the same object has given rise to a decision rendered in the Province of Québec, whether or not it has acquired the authority of a final judgment, or is pending before a Québec authority, first seized of the dispute, or has been decided in a third country and the decision meets the necessary conditions for recognition in the Province of Québec;

(E)               the outcome of a foreign decision is manifestly inconsistent with public order as understood in international relations as may be determined by the courts of Québec;

(F)               the decision enforces obligations arising from the taxation laws of a foreign State other than the Province of Québec or Canada, unless in such jurisdiction the obligations resulting from the taxation laws of the Province of Québec are recognized and enforced;

(G)               the motion to recognize such judgment is not commenced in the Province of Québec within the applicable limitation period after the date of such judgment; and

(H)               in the event the judgment of the New York Court was rendered by default, the plaintiff does not prove that the act of procedure initiating the proceedings was duly served on the defaulting party in accordance with the laws of the place where the decision was rendered; however, a Québec Court may in any event refuse recognition or enforcement of the judgment if the defaulting party proves that, owing to the circumstances, the defaulting party was unable to learn of the act of procedure initiating the action or was not given sufficient time to offer its defense.

(d)               The Underwriters shall have received on the Closing Date an opinion of Dorsey & Whitney LLP, outside U.S. counsel for the Company, dated the Closing Date, in form and substance reasonably satisfactory to you.

(e)               The Underwriters shall have received on the Closing Date an opinion of each of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, and Goodwin Procter LLP, U.S. counsel for the Underwriters, dated the Closing Date, in form and substance reasonably satisfactory to you.

(f)               The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered the date hereof shall use a “cut-off date” not more than two business days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(g)               The Underwriters shall have received an opinion of Stein Monast LLP, outside Canadian counsel for the Company, dated the date hereof in respect of the Canadian Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, to the effect that the French language version of the Canadian Final Prospectus except for the management discussion and analysis of the Company for the year ended December 31, 2022 and the Company’s consolidated audited annual financial statements for the years ended December 31, 2022 and December 31, 2021, together with the related notes thereto and the independent auditors’ report thereon (collectively, the “Financial Information”) included therein, as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof.

(h)               The Underwriters shall have received an opinion of PricewaterhouseCoopers LLP, independent public accountants, dated the date hereof in respect of the Canadian Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, to the effect that the French language version of the Financial Information translated by it and included in the Canadian Final Prospectus is, in all material respects, a complete and proper translation of the English language version thereof.

(i)               The sale of Shares at Closing shall have been authorized by the NYSE, and the Shares to be sold at Closing shall have been conditionally approved for listing and posting for trading on the TSXV, subject only to the satisfaction by the Company of customary conditions imposed by the TSXV in similar circumstances.

(j)               The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)                a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;

(ii)               an opinion of Stein Monast LLP, outside Canadian counsel for the Company (and such counsel may arrange for separate deliveries of opinions of local counsel as described above in Section 5(c)), dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Sections 5(c) and 5(g) hereof;

(iii)               an opinion of Dorsey & Whitney LLP, outside U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(d) hereof;

(iv)               an opinion of each of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, and Goodwin Procter LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;

(v)               a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(f) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date;

(vi)               an opinion dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(h) hereof; and

(vii)               such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares.

(k)               The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between you, the officers and directors of the Company relating to sales and certain other dispositions of Common Shares and or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

6.               Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)               To furnish to you upon request, without charge, and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto and documents incorporated by reference therein) and to furnish to you in New York City and Montréal, without charge, prior to 10:00 a.m., New York City time, on the business day next succeeding the date of this Agreement and during the period mentioned in Section 6(f) or 6(g) below, as many copies of the Time of Sale Prospectus, the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)               Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object in a timely manner, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) the U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(c)               To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object in a timely manner, provided that, if in the reasonable opinion of counsel for the Company, any such amendment or supplement shall be required by law or regulation to be used, the Company shall be permitted to file such amendment of supplement after taking into account such comments as you may reasonably make on the content, form or other aspects of such amendment or supplement.

(d)               Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)               If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f)               If, during such period after the first date of the public offering of the Shares as in the reasonable opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as amended or supplemented, will comply with applicable law.

(g)               To use its commercially reasonable efforts to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process in any such jurisdiction where it is not presently qualified or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject.

(h)               To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i)                To use its commercially reasonable efforts to have the Shares accepted for listing on the TSXV and authorized by the NYSE and to file with such exchanges all documents and notices required by such exchanges in connection with the sale and issuance of the Shares.

The Company also covenants with each Underwriter that, without the prior written consent of the Representatives on behalf of the Underwriters, which consent shall (i) be at the sole discretion of the Representatives on behalf of the Underwriters and (ii) not be unreasonably withheld, conditioned or delayed, it will not (and will not announce any intention to do so), during the period commencing on the date hereof and ending 90 days after the Closing Date (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or any prospectus with any Canadian Securities Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.

The restrictions contained in the preceding paragraph shall not apply to (a) the Shares to be sold hereunder, (b) the Private Placement (as defined herein), (c) the issuance or authorization of issuance of Common Shares upon (i) the exercise of an option or warrant outstanding on the date hereof, (ii) payment of interest on security outstanding on the date hereof, or (iii) the conversion of a security outstanding on the date hereof, (d) Common Shares issued or options to purchase Common Shares or other securities granted pursuant to incentive plans of the Company referred to in the Time of Sale Prospectus and the Prospectus, (e) the filing by the Company of one or more registration statements with the Commission on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an incentive plan in effect on the date hereof and described in the Time of Sale Prospectus and the Prospectus, (f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period, (g) the entry into an agreement providing for the issuance by the Company of Common Shares or any security convertible into or exercisable for Common Shares in connection with the acquisition by the Company or any of its subsidiaries of the securities, technology, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or (h) the entry into an agreement providing for the issuance of Common Shares or any security convertible into or exercisable for Common Shares in connection with joint ventures, commercial relationships, debt financings, charitable contributions or other strategic corporate transactions, and the issuance of any such securities pursuant to any such agreement; provided that in the case of clauses (g) and (h), the aggregate number of Common Shares that the Company may sell or issue or agree to sell or issue pursuant to clauses (g) and (h) shall not exceed 10% of the total number of Common Shares issued and outstanding immediately following the completion of the transactions contemplated by this Agreement; provided further that each recipient of Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to clauses (g) and (h) shall execute a lock-up agreement substantially in the form of Exhibit A hereto.

7.               Expenses. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all expenses incident to the performance of the Company’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel, the Company’s accountants in connection with the registration, qualification and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses of the Company in connection with the preparation and filing of the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any marketing materials and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified and the fees, disbursements and expenses of the Company’s accountants, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 6(g) hereof, including filing fees and the reasonably incurred and documented fees and disbursements of counsel for the Underwriters in connection with such qualification, (iv) all costs and expenses incident to listing the Shares on the NYSE and the TSXV, (v) the cost of printing certificates representing the Shares, (vi) the costs and charges of any transfer agent, registrar or depositary, (vii) the reasonable costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, the reasonable fees and expenses of any consultants engaged in connection with any road show presentations with the prior written approval of the Company, travel and lodging expenses of the representatives and officers of the Company (excluding the Underwriters and representatives of the Underwriters) and any such consultants, and 50% of the cost of any aircraft chartered in connection with any road show, used on or prior to the date of this Agreement, provided that the Company will only be liable for any cost of any chartered aircraft if it provided express prior written consent to the use and charter and cost of such aircraft, (viii) the document production charges and expenses associated with printing this Agreement, and (ix) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. The Company also agrees to pay or cause to be paid the reasonable fees and disbursements of the Underwriters’ counsel in connection with this Agreement and the consummation of the transactions contemplated herein. It is understood, however, that except as provided in this Section, Section 9 entitled “Indemnity and Contribution” and the last paragraph of Section 11 below, the Underwriters will pay all of their costs and expenses, which for greater certainty shall include stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make, as well as 50% of the cost of any aircraft chartered in connection with any road show.

8.               Covenants of the Underwriters. Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter. Each Underwriter, severally and not jointly, agrees that (i) it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule IV or marketing materials prepared in accordance with the terms and conditions hereof, and (ii) it will comply with Canadian securities laws in connection with the distribution of the Shares and the provision of any marketing materials or standard term sheets (as defined in National Instrument 41-101 – General Prospectus Requirements) relating to the distribution of the Shares.

9.               Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act or broadly available road show (together, a “road show”), or the Prospectuses or any amendment or supplement thereto, caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement of a material fact or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter or on such Underwriter’s behalf through you expressly for use therein.

(b)               Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and the Canadian Prospectus and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Underwriter furnished to the Company in writing by or on behalf of such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, marketing materials, road show or the Prospectuses or any amendment or supplement thereto.

(c)               In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 9(a) or 9(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel chosen by the indemnifying party and reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonably incurred and documented fees and disbursements of such counsel related to such proceeding; provided that the failure to notify the indemnifying party shall not relieve such indemnifying party from any liability that it may have under the preceding paragraphs of this Section 9 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve such indemnifying party from any liability that it may have to an indemnified party otherwise than under the preceding paragraphs of this Section 9. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Representatives. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonably incurred and documented fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)               To the extent the indemnification provided for in Section 9(a) or 9(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 9(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 9(d)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 9 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.

(e)               The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 9(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)               The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

10.             Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the NYSE, the NYSE American, the NASDAQ Global Market, the Toronto Stock Exchange or the TSXV, (ii) trading of any securities of the Company shall have been suspended on the NYSE or the TSXV, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, any pandemic or any material adverse development related thereto, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

11.             Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date, or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 11 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Shares and the aggregate number of Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Shares to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, (which, for the purposes of this paragraph, shall not include termination pursuant to Section 10(i), (iii), (iv) or (v)), the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the reasonably incurred fees and disbursements of their counsel) reasonably incurred and documented by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

12.             Submission to Jurisdiction; Appointment of Agent for Service. (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Time of Sale Prospectus, the Registration Statement or the offering of the Shares. The Company irrevocably waives, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b)               The Company hereby irrevocably appoints C T Corporation System, located at 28 Liberty Street, New York, New York 10005, as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process for the Company, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of 6 years from the date of this Agreement.

13.             Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares.

(b)               The Company acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

14.             Recognition of the U.S. Special Resolution Regimes.

(a)               In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)               In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 14, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. §1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

15.             Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g. www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

16.             Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to conflict of laws principles thereof.

17.             Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

18.             Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Underwriters hereunder, the Underwriters agree to pay to the Company an amount equal to the excess of the dollars purchased over the sum originally due to the Underwriters.

19.             Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of BMO Nesbitt Burns Inc., 129 St-Jacques Street, 11th Floor, Montreal, Québec H2Y 1L6, Attention: Pierre-Olivier Renaud, and in care of Cormark Securities Inc., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 1800, Toronto, Ontario M5J 2J2, Attention: Darren Wallace, and if to the Company shall be delivered, mailed or sent to 331 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, Attention: Josée Gagnon, Vice President, Legal Affairs and Corporate Secretary.

20.             Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, guidelines, or the terms and conditions of any Authorizations, including any judicial or administrative interpretation thereof, of any Governmental Authority, including for certainty with respect to all Environmental Laws.

“Authorizations” means any regulatory licenses, approvals, permits, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Authority under Applicable Laws.

“Bécancour Battery Material Plant” means the commercial value-added graphite products transformation plant project of the Company.

“Collaboration Agreement” means the Entente de collaboration et de partage des bénéfices relative au projet minier Matawinie executed on January 23, 2020, between the Company and the Municipalité de Saint-Michel-des-Saints.

“Common Shares” means common shares of the Company.

“Company’s Auditors” means PricewaterhouseCoopers LLP, or such firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company.

“Contaminant” means and includes, without limitation, any pollutants, contaminants, chemicals, industrial, toxic or hazardous wastes, materials or substances, including an odor, a sound or a vibration, as defined or described as or otherwise determined to be hazardous, radioactive explosive, gaseous, flammable, toxic, corrosive, oxidizing or leachable or a pollutant or a contaminant pursuant to any Environmental Laws, including a mixture thereof.

“Convertible Notes” means the Pallinghurst Convertible Note, the IQ Convertible Note and the Mitsui Convertible Note.

“Debt Instrument” means Convertible Notes, the Deed of Hypothec, and any and all other loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees, security agreements or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or its subsidiaries are a party or to which their property or assets are otherwise bound.

“Deed of Hypothec” means a hypothec securing the Company’s obligations created under the Pallinghurst Royalty Agreement, granted by the Company to Pallinghurst International under the terms of a Deed of Hypothec executed before Mtre Lyes ARFA, Notary, on August 29, 2022 and registered at the Quebec Land Registry Office, in the Register of real rights of State resource development, for the Registration Divisions of Berthier, Joliette and Maskinonge, on August 30, 2022 under number 27 521 580.

“Distribution Period” means the period commencing on the date of this Agreement and ending on the date on which all of the Shares have been sold by the Underwriters to the public or the date on which the Underwriters have ceased distributing the Shares.

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, marketing materials or other documents issued by the Company, whether before or after the date of this Agreement, that are required or deemed by applicable Canadian Securities Laws to be incorporated by reference into the Time of Sale Prospectus, the Prospectuses or any Supplementary Material.

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of Regulation 44-101 so as to allow it to offer securities using a short form prospectus in the Canadian Qualifying Jurisdictions under Regulation 44-101.

“Environmental Activity” means and includes, without limitation, any past, present or contemplated activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater.

“Environmental Laws” means any and all applicable international, federal, provincial, state or municipal laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances or official directives that apply in whole or in part to the Company or its subsidiaries or its prior or existing operations or properties or assets and all Authorizations relating to the environment, occupational health and safety, or any Environmental Activity.

“Equity Distribution Agreement” means the equity distribution agreement entered into among the Company, Canaccord Genuity Corp., Canaccord Genuity LLC, B. Riley Securities, Inc. and Roth Capital Partners, LLC dated January 21, 2022 and establishing an “at-the-market” offering allowing the Company to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of Common Shares from time to time, at the Company’s discretion.

“Financial Statements” means the Company’s consolidated audited annual financial statements for the years ended December 31, 2022 and December 31, 2021, together with the related notes thereto and the independent auditors’ report thereon.

“First Nation” means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf.

“Governmental Authority” means, without limitation, any national or federal government, any provincial, state, municipal or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

“IQ” means Investissement Québec.

“IQ Convertible Note” means the US$12,500,000 convertible note issued by the Company to IQ on November 8, 2022, with a maturity date of November 8, 2025.

“IQ Investment Agreement” means investment agreement dated November 8, 2022 between the Company and IQ.

“IQ Rights and Obligations” means the rights granted to IQ pursuant to the IQ Investment Agreement, which include: (i) the right, in certain circumstances and subject to the terms and conditions of the IQ Investment Agreement, to nominate up to one nominee to the board of directors; (ii) information and access rights, provided that IQ retains a minimum ownership of at least 10% of the issued and outstanding Common Shares and subject to the terms and conditions of the IQ Investment Agreement; and (iii) a pre-emptive right over future equity financings in order to maintain its Pro Rata Interest (as defined in the IQ Investment Agreement) and additional top-up rights in the case of certain dilution events in order to maintain its Pro Rata Interest, subject to the terms and conditions of the IQ Investment Agreement.

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy, property or assets.

“Material Adverse Effect” means any change (including a decision to implement a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), capitalization, condition (financial or otherwise), results of operations or prospects of the Company or its subsidiaries, as the case may be, or (ii) would result in any of the Time of Sale Prospectus or Prospectuses containing a misrepresentation.

“Material Agreements” means collectively, the Collaboration Agreement, the Pallinghurst Royalty Agreement, the Pre-Development Agreement, the Offtake and Joint Marketing Agreement, the Pallinghurst Investment Agreement, the IQ Investment Agreement, the Mitsui Letter Agreement, the Convertible Notes, the OJV Agreement, the Equity Distribution Agreement and any and all other contracts, commitments, agreements (written or oral), instruments, leases or other documents or arrangements to which the Company or its subsidiaries are a party or to which their properties or assets are otherwise bound, and which are material to the Company and its subsidiaries, on a consolidated basis “material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (Québec).

“Material Property” means the Matawinie Graphite Property located in the Saint-Michel-des-Saints area of Québec, approximately 150 kilometers North of Montreal, Québec and includes 380 map-designated cells forming seven (7) mining claims blocks covering 21,045 hectares.

“Mitsui” means Mitsui & Co., LTD.

“Mitsui Convertible Note” means the US$25,000,000 convertible note issued by the Company to Mitsui on November 8, 2022, with a maturity date of November 8, 2025.

“Mitsui Letter Agreement” means the side letter agreement entered into by the Company and Mitsui on October 19, 2022 and effective as of November 8, 2022.

“Mitsui Rights and Obligations” means the rights granted to Mitsui pursuant to the Mitsui Letter Agreement, which include: (i) the right, in certain circumstances and subject to the terms and conditions of the Mitsui Letter Agreement, to designate either (a) one nominee to the board of directors, or (b) one representative to the board of directors; (ii) the right, in certain circumstances and subject to the terms and conditions of the Mitsui Letter Agreement, to appoint one observer to attend all meetings of the board of directors; and (iii) a pre-emptive right over future equity financings in order to maintain its Pro Rata Interest (as defined in the Mitsui Letter Agreement) and additional top-up rights in the case of certain dilution events in order to maintain its Pro Rata Interest, subject to the terms and conditions of the Mitsui Letter Agreement.

“Offtake and Joint Marketing Agreement” means the offtake and joint marketing agreement with Traxys Group for flake graphite concentrate to be produced by the Company at its Saint-Michel-des-Saints demonstration plant.

“OJV Agreement” means collectively (i) the investment agreement dated May 15, 2022 entered into between the Company and Mason Graphite Inc.; and (ii) an option and joint venture agreement dated July 20, 2022 between the Company and Mason Graphite Inc. to explore the development of the Lac Guéret graphite deposit.

“Option” means an option to acquire one Common Share subject to the conditions established under the Company’s Stock Option Plan adopted by the board of directors of the Company on April 18, 2018 and ratified and confirmed on May 12, 2022.

“Outstanding Warrants” means those Common Share purchase warrants of the Company that are issued and outstanding which entitle the holders thereof to acquire Common Shares in accordance with the terms and conditions of the governing certificates or indentures evidencing such warrants.

“Pallinghurst” means Pallinghurst International and its affiliates, including without limitation Pallinghurst Graphite and Pallinghurst Bond.

“Pallinghurst Bond” means Pallinghurst Bond Limited.

“Pallinghurst Convertible Note” means the US$12,500,000 convertible note issued by the Company to Pallinghurst Bond on November 8 2022, with a maturity date of November 8, 2025.

“Pallinghurst Graphite” means Pallinghurst Graphite Limited.

“Pallinghurst International” means Pallinghurst Graphite International Limited.

“Pallinghurst Investment Agreement” means the second amended and restated investment agreement dated August November 8, 2022 between the Company, Pallinghurst Bond and Pallinghurst International, amending and restating the investment agreement between Pallinghurst and the Company dated April 2, 2019, as assigned to Pallinghurst International on December 17, 2020 and as amended and restated on August 28, 2020.

“Pallinghurst Rights and Obligations” means the rights granted to Pallinghurst pursuant to the Pallinghurst Investment Agreement, which include: (i) the right to nominate up to three nominees to the board of directors, subject to the terms and conditions of the Pallinghurst Investment Agreement; (ii) information and access rights, provided that Pallinghurst retains a minimum ownership of at least 10% of the issued and outstanding Common Shares; and (iii) a pre-emptive right over future equity financings in order to maintain its Pro Rata Interest (as defined in the Pallinghurst Investment Agreement) and additional top-up rights in the case of certain dilution events in order to maintain its Pro Rata Interest, subject to the terms and conditions of the Pallinghurst Investment Agreement.

“Pallinghurst Royalty Agreement” means the royalty agreement dated as of August 28, 2020 by and between Pallinghurst Graphite and the Company, as assigned to Pallinghurst International pursuant to an Assignment and Assumption Agreement dated December 17, 2020.

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity or any Governmental Authority.

“Pre-Development Agreement” means the pre-development agreement dated March 26, 2019 with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw outlining the respective rights and interests of all parties thereto with respect to pre-development activities.

“Private Placement” means the non-brokered private placement which the Company may complete with institutional investors shortly following the closing of the offering of the Shares, subject to certain conditions, for up to US$39,020,918.30 at the Public Offering Price in order to comply with existing pre-emptive rights contractually granted by the Company pursuant to the Pallinghurst Rights and Obligations, the Mitsui Rights and Obligations and the IQ Rights and Obligations.

“Prospectus Amendment” means any amendment to the Time of Sale Prospectus and the Prospectuses (in both the English and French language) required to be prepared and filed by the Company pursuant to Canadian Securities Laws.

“Public Disclosure Record” means, collectively, all of the documents which have been filed on www.sedar.com on or after January 1, 2021 by or on behalf of the Company pursuant to the requirements of Canadian Securities Laws.

“RDPRM” means the Register of Personal and Movable Real Rights.

“Regulation 43-101” means Regulation 43-101 respecting Standards of Disclosure for Mineral Projects, or the equivalent in the Canadian Qualifying Jurisdictions.

“Regulation 44-101” means Regulation 44-101 respecting Short Form Prospectus Distributions, or the equivalent in the Canadian Qualifying Jurisdictions.

“Regulation 52-109” means Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings, or the equivalent in the Canadian Qualifying Jurisdictions.

“Securities Laws” means collectively and as applicable, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions.

“Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in the Selling Jurisdictions.

“Selling Jurisdictions” means, collectively, all of the Canadian Qualifying Jurisdictions, the United States, the United Kingdom, the European Economic Area, the Asia Pacific region, and such other international jurisdictions as mutually agreed to by the Company and the Underwriters, in each case acting reasonably.

“Supplementary Material” means, collectively, any Prospectus Amendment, any amendment or supplemental prospectus or ancillary materials (in both the English and French language) that may be filed by or on behalf of the Company under the Canadian Securities Laws relating to the offering of the Shares.

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations made thereunder.

“Technical Report” means the technical report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Projects”, effective as of July 6, 2022 and issued on August 10, 2022.

“Uatnan Option” means the option to acquire 51% participation in the Lac Guéret graphite deposit, subject to the terms and conditions of the OJV Agreement.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

“U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the Commission, and any applicable state securities laws.

21.               Currency. Unless otherwise specified, all references in this Agreement to “$” refer to Canadian dollars and all references in this Agreement to “US$” refer to United States dollars.

[Signature page follows]

Very truly yours,

NOUVEAU MONDE GRAPHITE INC.

By:	/s/ Eric Desaulniers
Name: Eric Desaulniers
Title: President and Chief Executive Officer

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof

BMO Nesbitt Burns Inc.

Cormark Securities Inc.

Acting severally on behalf of themselves and the several Underwriters named in Schedule I hereto.

By:	BMO NESBITT BURNS INC.

By:	/s/ Pierre-Olivier Renaud
Name: Pierre-Olivier Renaud
Title: Director, Investment & Corporate Banking

By:	CORMARK SECURITIES INC.

By:	/s/ Darren Wallace
Name: Darren Wallace
Title: Managing Director, Investment Banking

[Signature Page to Underwriting Agreement]

SCHEDULE I

Underwriter	Number of Firm Shares To Be Purchased
BMO Nesbitt Burns Inc.	52.5%
Cormark Securities Inc.	22%
Canaccord Genuity Corp.	6%
PI Financial Corp.	6%
TD Securities Inc.	6%
H.C. Wainwright & Co., LLC	3%
Roth Capital Partners LLC	4.5%
Total:	100%

I-1

SCHEDULE II

Time of Sale Prospectus

1.	U.S. Preliminary Prospectus issued April 11, 2023

2.	Term sheet dated April 11, 2023 containing the terms of the Shares, substantially in the form of Schedule II-A

3.	Term sheet dated April 12, 2023 containing the terms of the Shares, substantially in the form of Schedule II-B

4.	Press release dated April 11, 2023, substantially in the form of Schedule II-C

SCHEDULE II-A

Term sheet dated April 11, 2023

Please see attached.

Nouveau Monde Graphite Inc.

Treasury Offering of Common Shares

April 11, 2023

A  base shelf prospectus dated May 19, 2021, and the Amendment No. 1 thereto dated January 19, 2022, containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10 (File No. 333-256340) has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The Common Shares will be offered by way of a prospectus supplement in all of the provinces of Canada (excluding the territories) and in the United States. A final prospectus supplement containing important information relating to the Common Shares has not yet been filed with the securities regulatory authorities in each of the provinces of Canada (excluding the territories) or with the SEC. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. Copies of the final base shelf prospectus, any amendment to the final base shelf prospect and any applicable shelf prospectus supplement may be obtained from BMO Nesbitt Burns Inc. for which contact details are provided below. You may also get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company’s business, the present stage of development of its mineral properties and of construction of its facilities and installations, and the fact that the Company’s negative cash flow will continue at least until commercial production is achieved at the Matawinie Mine Project and/or the Bécancour Battery Material Plant Project. Prospective investors should carefully consider the risk factors described in and incorporated by reference into the final base shelf prospectus (including any amendment thereto) and the accompanying prospectus supplement. See “Forward-Looking Statements” and ‘Risk Factors” in the final base shelf prospectus and the accompanying prospectus supplement.

The securities to be offered in the Private Placement (as defined below) have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities that may be offered in the Private Placement in the United States or to, or for the account or benefit of, U.S. persons, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Terms and Conditions

Issuer:	Nouveau Monde Graphite Inc. (the “Company”).
Offering:	Treasury offering of 4,850,000 common shares (“Common Shares”)
Offering Price:	US$4.55 per Common Share
Issue Amount:	US$22 million
Over-Allotment Option: Concurrent Private Placement

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

The Company may complete a non-brokered private placement of a maximum of 2,938,753 common shares (assuming full exercise of the Over-Allotment Option under the Offering) on the same terms as the Offering (the “Private Placement”), in order to allow some shareholders of the Company to exercise their pre-emptive rights. The Private Placement is expected to close within 45 days following the filing of the final version of the Prospectus Supplement. Closing of the Offering is not conditional upon closing of the Private Placement; however, closing of the Private Placement is conditional upon closing of the Offering.

Use of Proceeds:

The net proceeds of the Offering and of the Private Placement, as the case may be, will be used to bring the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project to a final investment decision and project financing. Some of the net proceeds will be used as well for the development of the Uatnan Mining Project and for general working capital and corporate expense needs.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces of Canada (excluding the territories) and pursuant to the multijurisdictional disclosure system in the United States.
Listing:

An application will be made to list the Common Shares on the TSX Venture Exchange (the “TSX-V”) and on the New York Stock Exchange (the “NYSE”). The existing common shares are listed on TSX-V under the symbol “NOU”, on the NYSE under the symbol “NMG” and on the Frankfurt Stock Exchange under the symbol “NM9”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.
Joint Bookrunners:	BMO Capital Markets and Cormark Securities Inc.
Commission:	6.0%
Closing:	On or about April 17, 2023.

The issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (Email: pgardner@datagroup.ca or Telephone: 905-696-8884 ext. 4120 or Fax: 905-696-8457) and in the United States from BMO Capital Markets Corp. at to 151 W 42nd Street, 32nd Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

SCHEDULE II-B

Term sheet dated April 12, 2023

Please see attached.

Nouveau Monde Graphite Inc.

Treasury Offering of Common Shares

April 12, 2023

A  base shelf prospectus dated May 19, 2021, and the Amendment No. 1 thereto dated January 19, 2022, containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10 (File No. 333-256340) has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The Common Shares will be offered by way of a prospectus supplement in all of the provinces of Canada (excluding the territories) and in the United States. A final prospectus supplement containing important information relating to the Common Shares has not yet been filed with the securities regulatory authorities in each of the provinces of Canada (excluding the territories) or with the SEC. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. Copies of the final base shelf prospectus, any amendment to the final base shelf prospect and any applicable shelf prospectus supplement may be obtained from BMO Nesbitt Burns Inc. for which contact details are provided below. You may also get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company’s business, the present stage of development of its mineral properties and of construction of its facilities and installations, and the fact that the Company’s negative cash flow will continue at least until commercial production is achieved at the Matawinie Mine Project and/or the Bécancour Battery Material Plant Project. Prospective investors should carefully consider the risk factors described in and incorporated by reference into the final base shelf prospectus (including any amendment thereto) and the accompanying prospectus supplement. See “Forward-Looking Statements” and ‘Risk Factors” in the final base shelf prospectus and the accompanying prospectus supplement.

The securities to be offered in the Private Placement (as defined below) have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities that may be offered in the Private Placement in the United States or to, or for the account or benefit of, U.S. persons, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Terms and Conditions

Issuer:	Nouveau Monde Graphite Inc. (the “Company”).
Offering:	Treasury offering of 4,850,000 common shares (“Common Shares”)
Offering Price:	US$4.55 per Common Share
Issue Amount:	US$22,067,500
Over-Allotment Option: Concurrent Private Placement

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

The Company may complete a non-brokered private placement of a maximum of 8,576,026 common shares (assuming full exercise of the Over-Allotment Option under the Offering) on the same terms as the Offering (the “Private Placement”), in order to allow some shareholders of the Company to exercise their pre-emptive rights. Closing of the Offering is not conditional upon closing of the Private Placement; however, closing of the Private Placement is conditional upon closing of the Offering.

Use of Proceeds:

The net proceeds of the Offering and of the Private Placement, as the case may be, will be used to bring the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project to a final investment decision and project financing. Some of the net proceeds will be used as well for the development of the Uatnan Mining Project and for general working capital and corporate expense needs.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces of Canada (excluding the territories) and pursuant to the multijurisdictional disclosure system in the United States.

Nouveau Monde Graphite Inc.

Treasury Offering of Common Shares

April 12, 2023

Listing:

An application will be made to list the Common Shares on the TSX Venture Exchange (the “TSX-V”) and on the New York Stock Exchange (the “NYSE”). The existing common shares are listed on TSX-V under the symbol “NOU”, on the NYSE under the symbol “NMG” and on the Frankfurt Stock Exchange under the symbol “NM9A”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.
Joint Bookrunners:	BMO Capital Markets and Cormark Securities Inc.
Commission:	6.0%
Closing:	On or about April 17, 2023.

The issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (Email: pgardner@datagroup.ca or Telephone: 905-696-8884 ext. 4120 or Fax: 905-696-8457) and in the United States from BMO Capital Markets Corp. at to 151 W 42nd Street, 32nd Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

SCHEDULE II-C

Press release dated April 11, 2023

Please see attached.

DESIGNATED PRESS RELEASE
For immediate release

NOUVEAU MONDE ANNOUNCES US$22 MILLION FINANCING

MONTRÉAL, CANADA, April 11, 2023 – Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets, pursuant to which the Underwriters have agreed to buy on a bought-deal basis 4,850,000 common shares of the Company (the “Common Shares”), at a price of US$4.55 per Common Share, for aggregate gross proceeds of approximately US$22 million (the “Offering”). The Company has granted the Underwriters an option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Common Shares offered under the Offering to cover over-allotments, if any (the “Over-Allotment Option”).

The Company is also pleased to announce that, shortly following the closing of the Offering, it may complete a non-brokered private placement of a maximum of 2,938,753 Common Shares on the same terms as the Offering (the “Private Placement”), in order to allow some shareholders of the Company to exercise their pre-emptive rights. Moreover, those shareholders that participate in the Private Placement will have the option to purchase a maximum of 440,814 additional Common Shares in the event of the full exercise of the Over-Allotment Option under the Offering (or such lesser number of Common Shares as is proportionate to any lesser exercise of the Over-Allotment Option) (the “Private Placement Option”). The Private Placement would be made pursuant to exemptions from Canadian prospectus requirements and the Common Shares issued pursuant thereto would be subject to restrictions on resale for a period of four months and one day from the closing of the Private Placement under applicable Canadian securities legislation. The Private Placement and the Private Placement Option are expected to close within 45 days following the filing of the final version of the Prospectus Supplement (as defined below) prepared in connection with the Offering, and would be subject to the Company receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange (“TSXV”) and the New York Stock Exchange (“NYSE”). Closing of the Offering is not conditional upon closing of the Private Placement; however, closing of the Private Placement is conditional upon closing of the Offering. There can be no assurance that the Private Placement will close as contemplated or at all.

The net proceeds of the Offering and of the Private Placement, as the case may be, will be used to bring the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project to a final investment decision and project financing. Some of the net proceeds will be used as well for the development of the Uatnan Mining Project and for general working capital and corporate expense needs.

The Offering is expected to close on or about April 17, 2023 and is subject to NMG receiving all necessary regulatory approvals and the approval of the TSXV and the NYSE.

The Common Shares to be offered under the Offering will be offered in all provinces of Canada (excluding the territories) pursuant to a short form base shelf prospectus as accompanied by a prospectus supplement and will be offered in the United States pursuant to a supplement to the Company’s registration statement on Form F-10 registering the Common Shares under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada (the “MJDS”). The Common Shares to be offered under the Offering may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

In connection with the Offering, the Company has filed a preliminary prospectus supplement and will file a final prospectus supplement (together, the “Prospectus Supplement”) to the Company’s existing base shelf prospectus dated May 19, 2021, as amended by the Amendment No. 1 dated January 19, 2022, filed in Canada (the “Base Shelf Prospectus”) and the Company's United States registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act, pursuant to the MJDS. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important information about the Company and the Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the documents incorporated by reference therein before making an investment decision. The Prospectus Supplement when filed in Canada (together with the related Base Shelf Prospectus) will be available on SEDAR at www.sedar.com. The Prospectus Supplement when filed in the United States (together with the Registration Statement) will be available on the SEC’s website at www.sec.gov. Alternatively, the Company, any Underwriter, or any dealer participating in the Offering will arrange to send you the prospectus or you may request it, in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2 by telephone at 905-791-3151 Ext 4020 or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp. at to 151 W 42nd Street, 32nd Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this press release have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

The securities to be offered under the Private Placement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities that may be offered under the Private Placement in the United States or to, or for the account or benefit of, U.S. persons, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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About Nouveau Monde Graphite

NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Subscribe to our news feed: https://bit.ly/3UDrY3X

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to, statements related to the Offering and the Private Placement, the expected use of proceeds, the receiving of all necessary regulatory approvals, the approval for the listing of the Common Shares to be issued pursuant to the Offering and the Private Placement on the TSXV and the NYSE, as applicable, and those which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in this press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including that the Offering and the Private Placement will be completed on favourable terms and that the proceeds from the Offering and the Private Placement will be utilized by Nouveau Monde as currently expected, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, the satisfaction of the closing conditions relating to the Offering and the Private Placement, the granting of the Over-Allotment Option, the anticipated use of proceeds from the Offering and the Private Placement, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in the Company’s Annual Information Form dated March 23, 2023, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

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Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.

Contact MEDIA	INVESTORS

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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SCHEDULE III

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES AND RIGHTS TO ACQUIRE SECURITIES

This is Schedule III to the Underwriting Agreement dated April 12, 2023 among Nouveau Monde Graphite Inc. and the several Underwriters named in Schedule I thereto.

1. Stock Options Outstanding as at April 12, 2023

The Company has 3,877,048 Common Shares reserved for issuance pursuant to outstanding Options. The Options are exercisable at prices between $1.85 to $16.84 per Common Share and expire between year 2023 and year 2027.

2. Warrants Outstanding as at April 12, 2023

The Company has nil Common Shares reserved for issuance pursuant to Outstanding Warrants.

3. Pallinghurst Rights and Obligations

Pallinghurst has anti-dilution rights over future equity financing in order to maintain its percentage ownership in Common Shares on an as-converted basis. In addition, Pallinghurst has additional top-up rights in the case of certain dilution events.

4. Mitsui Rights and Obligations

Mitsui has anti-dilution rights over future equity financing in order to maintain its percentage ownership in Common Shares on an as-converted basis. In addition, Mitsui has additional top-up rights in the case of certain dilution events.

5. IQ Rights and Obligations

IQ has anti-dilution rights over future equity financing in order to maintain its percentage ownership in Common Shares on an as-converted basis. In addition, Mitsui has additional top-up rights in the case of certain dilution events.

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SCHEDULE IV

MARKETING MATERIALS

1.	Term sheet dated April 11, 2023 containing the terms of the Shares, substantially in the form of Schedule II-A

2.	Term sheet dated April 12, 2023 containing the terms of the Shares, substantially in the form of Schedule II-B

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EXHIBIT A

[FORM OF LOCK-UP LETTER]

_____________, 2023

BMO Nesbitt Burns Inc.

Cormark Securities Inc.

c/o BMO Nesbitt Burns Inc.

First Canadian Place, 100 King Street W.

Toronto, Ontario M5X 2A1

c/o Cormark Securities Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 1800

Toronto, Ontario M5J 2J2

Ladies and Gentlemen:

The undersigned understands that BMO Nesbitt Burns Inc. and ● (the “Representatives” or “you”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Nouveau Monde Graphite Inc., a Canadian corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of common shares of the Company (the “Subject Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, which consent shall not be unreasonably withheld, conditioned or delayed, the undersigned will not (and will not announce any intention to do so), during the period commencing on the date hereof and ending 90 days after the Closing Date (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subject Shares beneficially owned (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Subject Shares, or publicly disclose the intention to do so, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to:

(a)             transactions relating to Subject Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing or public announcement under Section 16(a) of the Exchange Act, under any of the securities laws (including rules, regulations, policy statements or other such instruments or rulings) of each of the provinces and territories of Canada (collectively, “Canadian Securities Laws”) or otherwise shall be required or shall be voluntarily made during the Restricted Period in connection with any such subsequent sales of Subject Shares or other securities acquired in such open market transactions;

(b)             (i) the exercise of stock options or other similar awards granted pursuant to the Company’s equity incentive plans or (ii) the vesting or settlement of awards granted pursuant to the Company’s equity incentive plans (including the delivery and receipt of Subject Shares, other awards or any securities convertible into or exercisable or exchangeable for Subject Shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any of the undersigned’s Subject Shares or any security convertible into or exchangeable for Subject Shares issued or received upon such exercise, vesting or settlement. [NTD: To be inserted, as applicable: Notwithstanding the foregoing sentence, the restrictions shall not apply and the undersigned shall be permitted to sale, transfer or otherwise dispose, up to a maximum of [•] common shares issued to the undersigned upon exercise of stock options during the Restricted Period];

(c)             transfers of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares:

(i)                as a bona fide gift or a charitable donation, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document;

(ii)               if the undersigned is a natural person, to a member of the immediate family of the undersigned (for purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption no more remote than first cousin, and shall include any former spouse);

(iii)              if the undersigned is a natural person, to any trust or other like entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(iv)              if the undersigned is a natural person, to a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity;

(v)               if the undersigned is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of the undersigned or any affiliate as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (an “Affiliate”), wholly-owned subsidiary, limited partner, member or stockholder of the undersigned; or

(vi)              if the undersigned is a corporation, partnership, limited liability company or other entity, to any Affiliate, wholly-owned subsidiary, limited partner, member or stockholder of the undersigned or to any investment fund or other entity controlled or managed by the undersigned;

provided that in each case, such transfer shall not involve a disposition for value;

(d)             (A) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares, provided that (i) such plan or modification does not provide for the transfer of Subject Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment or modification of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period, and (B) the termination of any trading plan established pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares;

(e)             the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares to the Company, pursuant to agreements or rights in existence on the date hereof under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the undersigned’s employment or other service relationship with the Company; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made solely to the Company pursuant to the circumstances described in this clause (e);

(f)              the transfer of Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares from the undersigned to the Company (or the purchase and cancellation of same by the Company) upon a vesting event of the Company’s securities or upon the exercise of options to purchase Subject Shares by the undersigned, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (f);

(g)             the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares pursuant to a bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of the Subject Shares involving a Change of Control of the Company, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, the Subject Shares owned by the undersigned shall remain subject to the restrictions contained in this agreement;

(h)             the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Company of Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, provided that no transfer of the undersigned’s Subject Shares proposed to be registered pursuant to the exercise of such rights under this clause (h) shall occur, and no registration statement shall be filed, during the Restricted Period; provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the Restricted Period; or

(i)              any transfer of Subject Shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (i);

provided that in the case of any transfer or distribution pursuant to clause (c) other than a charitable donation, no public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, shall be required or shall be voluntarily made during the Restricted Period; and further provided that in the case of any transfer or distribution pursuant to clause (c) or (h), each donee, distributee or transferee, other than a recipient of a charitable donation, shall concurrently with such transfer or distribution sign and deliver a lock-up letter substantially in the form of this letter. For purposes of clause (g) of this paragraph, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), after the closing of the Public Offering, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold shares having more than 50% of the voting power of all outstanding voting shares of the Company (or the surviving entity).

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Subject Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns. This agreement shall automatically terminate, and the undersigned will, in each case, be released from its obligations under this agreement, upon the earliest to occur, if any, of (a) prior to the execution of the Underwriting Agreement, the date that the Company advises the Representatives, in writing, that it does not intend to proceed with the Public Offering or (b) the date of termination of the Underwriting Agreement (if executed) if prior to the closing of the Public Offering.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Very truly yours,

(Name)

(Address)

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